U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-08837				September 30, 2017
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify): ☐
3. Exact name of investment company as specified in registration statement:

The Select Sector SPDR Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

The Select Sector SPDR Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each of the Select Sector SPDR Funds, as listed in Appendix A (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of September 30, 2017. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2017, and with respect to agreement of security purchases and sales, for the period from June 30, 2017 (the date of our last examination), through September 30, 2017:

-

Confirmation of all securities held by institutions in book entry form, at a fund level or omnibus level, where applicable, at the Depository Trust Company and various international depositories and the application of alternative procedures where confirmations were not received. These confirmations included, but were not limited to, securities held by the Trust;

-	Confirmation of all securities on loan with the securities lending agent;

-	Reconciliation of all such securities to the books and records of the Trust and State Street Bank and Trust Company, the Trust’s custodian;

-	Agreement of a sample of security purchases and security sales from the books and records of the Trust to subsequent security settlement through review of cash activity.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that each of Select Sector SPDR Funds, as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Select Sector SPDR Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts

October 19, 2018

Appendix A

The Consumer Staples Select Sector SPDR Fund

The Consumer Discretionary Select Sector SPDR Fund

The Energy Select Sector SPDR Fund

The Financial Select Sector SPDR Fund

The Health Care Select Sector SPDR Fund

The Industrial Select Sector SPDR Fund

The Materials Select Sector SPDR Fund

The Real Estate Select Sector SPDR Fund

The Technology Select Sector SPDR Fund

The Utilities Select Sector SPDR Fund

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Select Sector SPDR Funds as listed in Appendix A (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2017, and from June 30, 2017 through September 30, 2017.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2017, and from June 30, 2017 through September 30, 2017, with respect to securities reflected in the investment account of the Trust.

The Select Sector SPDR Funds

By:	/s/ Sujata Upreti
Sujata Upreti Assistant Treasurer

October 19, 2018
Date

Appendix A

The Consumer Staples Select Sector SPDR Fund

The Consumer Discretionary Select Sector SPDR Fund

The Energy Select Sector SPDR Fund

The Financial Select Sector SPDR Fund

The Health Care Select Sector SPDR Fund

The Industrial Select Sector SPDR Fund

The Materials Select Sector SPDR Fund

The Real Estate Select Sector SPDR Fund

The Technology Select Sector SPDR Fund

The Utilities Select Sector SPDR Fund